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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )

CALIFORNIA MICRO DEVICES CORPORATION
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

130439 10 2
(CUSIP Number)

December 3, 2001
(Date of Event which Requires Filing of Statement)

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/	Rule 13d-1(b)
/x/	Rule 13d-1(c)
/ /	Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      130439 10 2

1	NAMES OF REPORTING PERSONS:	Columbus Capital Management, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP (SEE INSTRUCTIONS)	(b)	/x/

3	SEC Use Only

4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
1,667,500 shares

		6	SHARED VOTING POWER
None

		7	SOLE DISPOSITIVE POWER
1,667,500 shares

		8	SHARED DISPOSITIVE POWER
None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,667,500 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No.      130439 10 2

1	NAMES OF REPORTING PERSONS:	Matthew D. Ockner
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP (SEE INSTRUCTIONS)	(b)	/x/

3	SEC Use Only

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
1,667,500 shares

		6	SHARED VOTING POWER
None

		7	SOLE DISPOSITIVE POWER
1,667,500 shares

		8	SHARED DISPOSITIVE POWER
None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,667,500 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.      130439 10 2

1	NAMES OF REPORTING PERSONS:	Columbus Capital Partners, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP (SEE INSTRUCTIONS)	(b)	/x/

3	SEC Use Only

4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
1,124,000 shares

		6	SHARED VOTING POWER
None

		7	SOLE DISPOSITIVE POWER
1,124,000 shares

		8	SHARED DISPOSITIVE POWER
None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,124,000 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

]CUSIP No.      130439 10 2

1	NAMES OF REPORTING PERSONS:	Columbus Capital Offshore Fund, Ltd.
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:		None

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP (SEE INSTRUCTIONS)	(b)	/x/

3	SEC Use Only

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
543,500 shares

		6	SHARED VOTING POWER
None

		7	SOLE DISPOSITIVE POWER
543,500 shares

		8	SHARED DISPOSITIVE POWER
None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
543,500 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00

Item 1(a) Name of Issuer:

    California Micro Devices Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

    215 Topaz Street, Milpitas, California 95035

Item 2(a) Name of Person Filing:

     (i) Columbus Capital Management, LLC ("CCM");

    (ii) Matthew D. Ockner;

    (iii) Columbus Capital Partners, L.P. ("CCP"); and

    (iv) Columbus Capital Offshore Fund, Ltd. ("CCOF").

Item 2(b) Address of Principal Business Office or, if none, Residence:

    One Montgomery Street, Suite 3300, San Francisco, California 94104

Item 2(c) Citizenship:

     (i) California;

    (ii) United States;

    (iii) California; and

    (iv) Cayman Islands.

Item 2(d) Title of Class of Securities:

    Common Stock, no par value

Item 2(e) CUSIP Number:

    130439 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	/ /	Broker or Dealer registered under Section 15 of the Act
(b)	/ /	Bank as defined in section 3(a) (6) of the Act
(c)	/ /	Insurance Company as defined in section 3(a) (19) of the Act
(d)	/ /	Investment Company registered under section 8 of the Investment Company Act
(e)	/x/	Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)*
(f)	/ /	An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)
(h)	/ /	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	/ /	Group, in accordance with Section 240.13d-1(b)(ii)(J)

*
CCM is the only reporting person that is an Investment Advisor.

Item 4. Ownership

    Reference is made to Items 5-9 and 11 of cover pages which Items are incorporated by reference herein.

    CCM, as general partner of CCP and investment manager of CCOF, and Matt Ockner, as managing member of CCM, may be deemed to beneficially own the shares owned by CCP and CCOF in that they may be deemed to have the power to direct the voting or disposition of the shares.

    Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either CCM or Mr. Ockner is, for any purpose, the beneficial owner of any such securities to which this Schedule relates, and CCM and Mr. Ockner disclaim beneficial ownership as to the 1,667,500 shares, except to the extent of their respective pecuniary interest therein.

    The calculation of percentage of beneficial ownership in Item 11 of each cover page was derived from the Issuer's Form 10-Q filed with the Commission on November 14, 2001, in which the Issuer stated that the number of shares of Common Stock outstanding as of September 30, 2001 was 11,614,100, and the Issuer's Form 8-K filed with the Commission on December 5, 2001, in which the Issuer stated that it had sold 2,000,000 shares of its Common Stock in a private placement.

Item 5. Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

    The shares reported are held in an institutional account for the economic benefit of the beneficiaries of such account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    Not applicable.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certifications

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: December 17, 2001.

COLUMBUS CAPITAL MANAGEMENT, LLC
By:	/s/ MATTHEW D. OCKNER Matthew D. Ockner Managing Member

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: December 17, 2001.

COLUMBUS CAPITAL PARTNERS, L.P. By: COLUMBUS CAPITAL MANAGEMENT, LLC its General Partner
By:	/s/ MATTHEW D. OCKNER Matthew D. Ockner Managing Member
COLUMBUS CAPITAL OFFSHORE FUND, LTD. By: COLUMBUS CAPITAL MANAGEMENT, LLC its Investment Manager
By:	/s/ MATTHEW D. OCKNER Matthew D. Ockner Managing Member
MATTHEW D. OCKNER
/s/ MATTHEW D. OCKNER Matthew D. Ockner

EXHIBIT A

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

    In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of this Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, no par value, of California Micro Devices Corporation. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inacurrate.

    Date: December 17, 2001

COLUMBUS CAPITAL MANAGEMENT, LLC
By:	/s/ MATTHEW D. OCKNER Matthew D. Ockner Managing Member
COLUMBUS CAPITAL PARTNERS, L.P. By: COLUMBUS CAPITAL MANAGEMENT, LLC its General Partner
By:	/s/ MATTHEW D. OCKNER Matthew D. Ockner Managing Member
COLUMBUS CAPITAL OFFSHORE FUND, LTD. By: COLUMBIA CAPITAL MANAGEMENT, LLC its Investment Manager
By:	/s/ MATTHEW D. OCKNER Matthew D. Ockner Managing Member
MATTHEW D. OCKNER
/s/ MATTHEW D. OCKNER Matthew D. Ockner

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Signature
EXHIBIT A AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G